SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the Market Annoucement of December 30, 2015, we hereby inform our shareholders and the market in general that the National Electric Energy Agency ("ANEEL"), approved, today, the renegotiation of the debt, denominated in foreign currency, of CELG Distribuição S.A ("CELG D"), relating to the Itaipu Account, to be converted into national currency, with monthly monetary adjustment calculated by SELIC rate, as provided in Article 11 of Law 13,182/2015, of November 3, 2015 ("Renegotiation).

According to the decision of Aneel, such renegotiation is subject to certain conditions, including the following: (i) prohibition of new debt renegotiation with Itaipu Account while the  Renegotiation is in effect; (ii) the Renegotiation refers to the debit balance until October 30, 2015; (iii) in case of default of the Itaipu Account by CELG D or delay more than 30 days of the payment of any installment of the Renegotiation, the maturity of the Renegotiation will be accelerated; (iv) timely payments of the installments of Itaipu Account due during the period from December 30, 2015 to  January 30, 2016, not covered in the Renegotiation.

The mentioned approval was the condition of the sale of control of CELG D on privatization auction to be promoted by BM&FBOVESPA, considering the minimum price and conditions set forth in Resolution 11/2015 of the National Privatization Council - CND and approved by the 164th Extraordinary General Meeting of Eletrobras.

The Company will keep the market informed about the progress of the steps for the sales of the control of Celg D, according to the conditions also approved by the mentioned Extraordinary General Meeting.

Rio de Janeiro, February 3, 2016

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.